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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tuesday Morning Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

72581M305

(CUSIP Number)

Becker Drapkin Management, L.P.
Attn:  Steven R. Becker
Attn:  Matthew A. Drapkin
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,099,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,099,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,099,632
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,299,941
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,299,941
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,299,941
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 180,470
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 180,470
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,470
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 619,221
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 619,221
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 619,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,099,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,099,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,099,632
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,099,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,099,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,099,632
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,099,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,099,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,099,632
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, $0.01 par value (the “Common Stock”), of Tuesday Morning Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 6250 Lyndon B. Johnson Freeway, Dallas, Texas 75240.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”); Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); BD Partners V, L.P., a Texas limited partnership (“BD Partners V”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”).  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 2 and incorporated herein by reference (the “Joint Filing Agreement”).

Becker Drapkin QP, Becker Drapkin, L.P. and BD Partners V are collectively referred to herein as the “Becker Drapkin Funds”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management.  Mr. Becker and Mr. Drapkin are also limited partners of BD Management.  BD Management is the general partner of, and investment manager for, the Becker Drapkin Funds.

(b) The business address of each Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA.  The principal business of BCA is serving as the general partner of BD Management.  The principal business of BD Management is serving as the general partner of, and investment manager for, the Becker Drapkin Funds.  The principal business of each of the Becker Drapkin Funds is acquiring and holding securities for investment purposes.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America.  The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate of approximately $8,480,512 (including commissions) to purchase 2,099,632 shares of Common Stock.  Funds used to purchase reported securities have come from working capital of the Becker Drapkin Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction

(a)-(j)      The Reporting Persons originally purchased shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

On June 5, 2012, BD Management, on behalf of the Reporting Persons, delivered a letter to the Board of Directors of the Issuer (the “Board”), a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference (the “June 5 Letter”).  Pursuant to the June 5 Letter, the Reporting Persons indicated that they intend to engage with the Board on having seats on the Board be designated by the Reporting Persons.  The foregoing description of the June 5 Letter is qualified in its entirety by reference to the full text of the June 5 Letter.

In addition to discussing with the Board the proposals described in the June 5 Letter, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, intend to discuss with the Issuer ways in which such undervaluation can be rectified.  The Reporting Persons also intend to engage the Issuer in discussions regarding the assets, business, strategy, capitalization, financial condition and/or operations of the Issuer.  Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of shares of Common Stock desirable, the Reporting Persons may, among other things, increase their position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable.

The Reporting Persons reserve the right in the future to take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, (i) selling shares of Common Stock, (ii) engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and (iii) nominating, designating or recommending candidates to serve on the Board.

In addition, based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may have discussions with other stockholders and potential nominees to the Board; make additional proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, governance structure or Articles of Incorporation or Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 2,099,632 shares of Common Stock.  Based upon a total of 41,831,418 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q/A for the period ending March 31, 2012, the Reporting Persons’ shares represent approximately 5.019% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 1,299,941 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 3.108% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 180,470 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.431% of the outstanding shares of Common Stock.

BD Partners V owns 619,221 shares of Common Stock (the “BD Partners V Shares”), which represent approximately 1.480% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares, Becker Drapkin, L.P. Shares and BD Partners V Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares.  Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares and BD Partners V Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares.  Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares and BD Partners V Shares.

BD Partners V has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD Partners V Shares.  BD Partners V disclaims beneficial ownership of the Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares.  BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
Becker Drapkin QP	4/9/2012	2,372	$3.7699
Becker Drapkin QP	4/10/2012	64,987	$3.7635
Becker Drapkin QP	4/11/2012	24,414	$3.9237
Becker Drapkin QP	4/12/2012	84,747	$3.9920
Becker Drapkin QP	4/13/2012	65,865	$3.9335
Becker Drapkin QP	4/16/2012	43,910	$3.9900
Becker Drapkin QP	4/17/2012	33,987	$4.0500
Becker Drapkin QP	4/18/2012	52,253	$4.0398
Becker Drapkin QP	4/19/2012	60,157	$4.0366
Becker Drapkin QP	4/20/2012	42,242	$4.0767
Becker Drapkin QP	4/23/2012	17,916	$4.0172
Becker Drapkin QP	4/24/2012	18,091	$3.9840
Becker Drapkin QP	4/25/2012	35,480	$4.0200
Becker Drapkin QP	4/30/2012	2,145	$3.9900
Becker Drapkin QP	4/30/2012	91,111	$4.0385
Becker Drapkin QP	5/1/2012	121,844	$4.0467
Becker Drapkin QP	5/1/2012	874	$3.9900
Becker Drapkin QP	5/14/2012	52,698	$4.1022
Becker Drapkin QP	5/15/2012	35,747	$4.1494
Becker Drapkin QP	5/17/2012	8,783	$4.0783
Becker Drapkin QP	5/22/2012	27,843	$3.7496
Becker Drapkin QP	5/30/2012	44,179	$4.1110
Becker Drapkin QP	5/31/2012	1,142	$4.1115
Becker Drapkin QP	6/1/2012	74,066	$4.0297
Becker Drapkin QP	6/4/2012	14,410	$4.1158

Becker Drapkin, L.P.	4/9/2012	328	$3.7699
Becker Drapkin, L.P.	4/10/2012	9,013	$3.7635
Becker Drapkin, L.P.	4/11/2012	3,386	$3.9237
Becker Drapkin, L.P.	4/12/2012	11,753	$3.9920
Becker Drapkin, L.P.	4/13/2012	9,135	$3.9335
Becker Drapkin, L.P.	4/16/2012	6,090	$3.9900
Becker Drapkin, L.P.	4/17/2012	4,713	$4.0500
Becker Drapkin, L.P.	4/18/2012	7,247	$4.0398
Becker Drapkin, L.P.	4/19/2012	8,343	$4.0366
Becker Drapkin, L.P.	4/20/2012	5,858	$4.0767
Becker Drapkin, L.P.	4/23/2012	2,484	$4.0172
Becker Drapkin, L.P.	4/24/2012	2,509	$3.9840
Becker Drapkin, L.P.	4/25/2012	4,920	$4.0200
Becker Drapkin, L.P.	4/30/2012	298	$3.9900
Becker Drapkin, L.P.	4/30/2012	12,636	$4.0385
Becker Drapkin, L.P.	5/1/2012	16,882	$4.0467
Becker Drapkin, L.P.	5/1/2012	121	$3.9900
Becker Drapkin, L.P.	5/14/2012	7,302	$4.1022
Becker Drapkin, L.P.	5/15/2012	4,953	$4.1494
Becker Drapkin, L.P.	5/17/2012	1,217	$4.0783
Becker Drapkin, L.P.	5/22/2012	3,857	$3.7496
Becker Drapkin, L.P.	5/30/2012	6,121	$4.1110
Becker Drapkin, L.P.	5/31/2012	158	$4.1115
Becker Drapkin, L.P.	6/1/2012	10,234	$4.0297
Becker Drapkin, L.P.	6/4/2012	1,990	$4.1158

BD Partners V	5/2/2012	109,617	$4.1500
BD Partners V	5/3/2012	113,550	$4.1669
BD Partners V	5/4/2012	148,812	$4.0498
BD Partners V	5/8/2012	5,636	$4.1200
BD Partners V	5/9/2012	29,406	$4.1500
BD Partners V	5/10/2012	25,000	$4.1999
BD Partners V	5/10/2012	3,600	$4.1581
BD Partners V	5/11/2012	77,300	$4.1500
BD Partners V	5/15/2012	20,000	$4.1494
BD Partners V	5/17/2012	20,000	$4.0783
BD Partners V	5/18/2012	25,000	$3.9724
BD Partners V	5/24/2012	5,300	$3.7706
BD Partners V	5/25/2012	9,300	$3.9698
BD Partners V	5/29/2012	16,700	$4.0606
BD Partners V	5/30/2012	10,000	$4.1110

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 6, 2012, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 2.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Letter, dated June 5, 2012, to Board of Directors of Tuesday Morning Corporation from Becker Drapkin Management, L.P.
Exhibit 2
Joint Filing Agreement, dated June 6, 2012, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners V, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin

Exhibit 3	Power of Attorney, dated July 19, 2010, signed by Steven R. Becker
Exhibit 4	Power of Attorney, dated March 16, 2010, signed by Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           June 6, 2012

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BD PARTNERS V, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

Exhibit 1

Becker Drapkin Management, L.P.
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016

June 5, 2012

Via Federal Express

Board of Directors
Tuesday Morning Corporation
6250 Lyndon B. Johnson Freeway
Dallas, Texas, 75240-6321

Attention: Corporate Secretary

Ladies and Gentlemen:

Becker Drapkin Management, L.P. is the investment manager for several funds (collectively, “Becker Drapkin”) that are shareholders of Tuesday Morning Corporation.  As reported in our filing with the SEC on Schedule 13D, Becker Drapkin owns 5.02% of the common stock of Tuesday Morning.  We write this letter to the Board of Directors of Tuesday Morning to seek Board designation rights, which we believe will instill strong oversight and accountability.

Becker Drapkin has extensive experience in working constructively with its public company investments, including with retail companies.  In 2010, we joined the board of directors of Hot Topic, a publicly-traded retailer with approximately $708.2mm of annual sales (for the year ending April 28, 2012).1  Since that time, Hot Topic has engaged in a number of shareholder initiatives, including replacing senior management, which have created shareholder value.  Since 2010, Hot Topic’s business has greatly improved as evidenced by EBITDA, which was approximately $14.6mm for the quarter ending April 28, 2012 versus $6.9mm for the quarter ending May 1, 2010.  Moreover, the value of the common equity appreciated from $5.56 per share on the day we joined the Board to $9.52 per share.  Including dividends paid over that period of $0.50 per share, the total return to shareholders has been 80%.  We believe Tuesday Morning’s current situation in many ways parallels that of Hot Topic several years ago.

Close-out and discount retailers have largely been able to effectively grow same-store sales and improve operating margins despite an extremely difficult economic environment in the United States over the past few years.  In contrast, Tuesday Morning’s operating performance has lagged.  Amongst its peers in the discount retail and close-out sector (Big Lots, Dollar General, Dollar Tree, Family Dollar Stores, Fred’s, Ross Stores and The TJX Companies):2

•	Tuesday Morning’s stores are the least productive, as measured by Sales per Square Foot and Gross Margin Dollars per Square Foot;
•	Tuesday Morning’s stores continue to decline in productivity on an absolute and relative basis, as measured by Same-Store Sales;
•	Tuesday Morning has the lowest Earnings Before Interest and Taxes (EBIT) margins;
•	Tuesday Morning has the worst one-year return on stock price – approximately (-10.0%) versus a median 37.5% improvement;
•	Tuesday Morning has the worst two-year return on stock price – approximately (-10.2%) versus a median 70.3% improvement; and
•	Tuesday Morning has the worst five-year return on stock price – approximately (-70.3%) versus a median 104.0% improvement.

By our calculation, since Kathleen Mason became Chief Executive Officer in 2000:

•	EBITDA has declined from approximately $74mm (for the twelve-month period ending June 30, 2000) to approximately $24mm (for the twelve-month period ending March 31, 2012) – a 68% decline;
•
Enterprise value has declined from approximately $708mm (based on the stock price as of July 31, 2000 and net debt as of June 30, 2000) to approximately $133mm (based on the stock price as of June 5, 2012 and net debt as of March 31, 2012) – an 81% decline; and

•	Equity Market Cap has declined from approximately $476mm (as of July 31, 2000) to approximately $172mm – a 64% decline.

Put simply, Ms. Mason has led an extraordinary destruction of shareholder value in stark contrast to the success of Tuesday Morning’s peer group.

From its peak in 2005, the share price has declined from $35.37 per share to a price of $4.05 per share – an 89% decline.  EBITDA decreased from approximately $114mm to approximately $24mm, EBITDA margins from approximately 12.4% to approximately 3.0% and return on invested capital from approximately 31% to approximately 3.5% (comparing, in each case, the twelve-month period ending June 30, 2005 to the twelve-month period ending March 31, 2012).

We believe that shareholder representation on a board is often necessary to instill accountability and that is certainly the case with Tuesday Morning.  As one of your largest shareholders, we do not wish to bring about distractions.  Absent significant changes to the Board composition, however, we are concerned that the value destruction experienced by Tuesday Morning will continue.  Accordingly, Becker Drapkin intends to discuss with the Board designation rights for Becker Drapkin.

Sincerely,

On behalf of Becker Drapkin Management, L.P.,

/s/ Steven R. Becker                                                           /s/ Matthew A. Drapkin
Steven R. Becker                                                                Matthew A. Drapkin

1 Financial information (including EBITDA) contained herein is based on SEC filings and other publicly available information, and share prices and related information (e.g., Equity Market Cap) are based on the closing share prices as of June 5, 2012.  The financial information contained herein is subject to rounding.

2 Please see the attached appendices for more detailed information and analysis prepared by Becker Drapkin.  The information and analysis in the appendices are for discussion purposes only.

Appendix 1: Competitive Benchmarking
Exhibit 1.1 : Operating Comparison of Dollar and Close-out Stores

Fiscal Year (1)								Most Recent Quarter
2004	2005	2006	2007	2008	2009	2010	2011
Sales per Square Foot of Selling Space:
Tuesday Morning (2)	$148	$136	$122	$52	$109	$96	$99	$98	$21
Dollar Stores
Big Lots	$134	$148	$161	$161	$162	$162	$164	$157	$39
Dollar General	153	157	160	165	178	189	194	206	54
Dollar Tree	168	156	161	155	158	167	174	182	52
Family Dollar Stores	149	152	147	154	152	158	165	174	48
Fred’s	170	171	174	171	189	187	193	192	51
Close-out Stores
Ross Stores	$297	$304	$305	$301	$298	$311	$324	$338	$90
The TJX Companies (Company-wide)	295	294	303	312	309	320	332	345	86
The TJX Companies (HomeGoods stores)	244	244	263	266	253	282	296	304	81
Gross Margin Dollars per Square Foot of Selling Space:
Tuesday Morning (2)	$56	$52	$46	$19	$40	$36	$37	$37	$8
Dollar Stores
Big Lots	$55	$58	$64	$64	$65	$66	$67	$63	$15
Dollar General	45	45	41	46	52	59	62	65	17
Dollar Tree	55	51	52	51	53	57	60	63	20
Family Dollar Stores	50	50	49	51	51	55	58	61	17
Fred’s	49	49	50	49	54	53	56	56	15
Close-out Stores
Ross Stores	$63	$63	$67	$64	$68	$78	$86	$91	$26
The TJX Companies (Company-wide)	70	69	73	76	74	84	89	94	24
The TJX Companies (HomeGoods stores)	-	-	-	-	-	-	-	-	-
Same-store Sales:
Tuesday Morning (2)	(1.7%)	(4.0%)	(7.9%)	(2.5%)	(7.6%)	(12.5%)	2.2%	(1.2%)	(3.2%)
Dollar Stores
Big Lots	0.0%	1.8%	4.6%	2.0%	0.5%	0.7%	2.5%	0.1%	(0.8%)
Dollar General	3.2%	2.2%	3.3%	-	9.0%	9.5%	4.9%	6.0%	6.7%
Dollar Tree	0.5%	(0.8%)	4.6%	2.7%	4.1%	7.2%	6.3%	6.0%	7.3%
Family Dollar Stores	1.9%	2.3%	3.7%	0.9%	1.2%	4.0%	4.8%	5.5%	4.5%
Fred’s	2.2%	1.2%	2.4%	0.3%	1.8%	0.4%	2.2%	0.5%	(0.4%)
Close-out Stores
Ross Stores	(1.0%)	6.0%	4.0%	1.0%	2.0%	6.0%	5.0%	5.0%	9.0%
The TJX Companies (TJ Max / Marshall’s Stores)	-	2.0%	2.0%	1.0%	0.0%	7.0%	4.0%	5.0%	8.0%
The TJX Companies (HomeGoods stores)	1.0%	1.0%	4.0%	3.0%	(3.0%)	9.0%	6.0%	6.0%	9.0%
Operating Margin:
Tuesday Morning (2)	11.6%	10.4%	6.4%	1.4%	2.8%	0.3%	2.4%	2.2%	(3.5%)
Dollar Stores
Big Lots	1.7%	0.6%	3.5%	5.1%	5.5%	6.6%	7.2%	6.6%	5.3%
Dollar General	7.3%	6.5%	2.7%	3.8%	5.9%	8.1%	9.8%	10.1%	9.9%
Dollar Tree	9.4%	8.4%	7.8%	7.8%	7.9%	9.8%	11.2%	11.8%	16.7%
Family Dollar Stores	7.6%	5.8%	5.7%	5.7%	5.2%	6.2%	7.3%	7.5%	9.0%
Fred’s	2.7%	2.5%	2.4%	1.8%	2.1%	2.2%	2.6%	2.7%	3.4%
Close-out Stores
Ross Stores	7.0%	6.6%	7.0%	7.0%	7.6%	10.1%	11.5%	12.4%	14.4%
The TJX Companies (Company-wide)	6.8%	6.5%	7.5%	7.9%	7.6%	9.8%	10.0%	10.6%	11.9%
The TJX Companies (HomeGoods stores)	1.8%	2.4%	4.5%	5.1%	2.7%	7.7%	9.5%	10.4%	11.7%

Source:  Financial information contained herein is based on SEC filings and other publicly available information. All analysis is prepared by Becker Drapkin and is for discussion purposes only. Figures are in millions.

(1) Fiscal year end dates vary by company. Figures are for the fiscal year most closely associated with the calendar year end of the same name.
(2) In 2007, Tuesday Morning changed its fiscal year from December 31st to June 30th, creating a six month stub period for fiscal year 2007.

Appendix 2: Comparable Companies Analysis & Share Price Performance
Exhibit 2.1: Industry Peer Group – Trading Comparable Analysis
					Sales		EBITDA		EV / Sales		EV / EBITDA
Company	Price (6/4/12)	Market Cap.	Net Debt	Ent. Value	FY12	FY13	FY12	FY13	FY12	FY13	FY12	FY13
Tuesday Morning	$4.05	$172	($39)	$133	$818	$801	$26	NA	0.2x	0.2x	5.1x	NM
Dollar Stores
Big Lots	$37.66	$2,476	($80)	$2,397	$5,575	$5,798	$452	$485	0.4x	0.4x	5.3x	4.9x
Dollar General	47.29	15,716	2,492	18,208	16,110	17,606	1,978	2,213	1.1x	1.0x	9.2x	8.2x
Dollar Tree	101.36	11,723	(117)	11,606	7,466	8,080	1,103	1,216	1.6x	1.4x	10.5x	9.5x
Family Dollar Stores	67.99	7,939	374	8,311	9,333	10,273	915	1,038	0.9x	0.8x	9.1x	8.0x
Fred's	14.08	524	(1)	524	1,981	2,012	97	105	0.3x	0.3x	5.4x	5.0x
Close-out Stores
Ross Stores	$62.18	$14,085	($592)	$13,493	$9,540	$9,832	$1,439	$1,483	1.4x	1.4x	9.4x	9.1x
The TJX Companies	41.13	30,475	(952)	29,524	25,221	26,694	3,491	3,735	1.2x	1.1x	8.5x	7.9x

Source:  Financial information (including EBITDA) contained herein is based on SEC filings and Bloomberg, and share prices and related information (e.g., Equity Market Cap) are based on the closing share prices as of June 5, 2012. All analysis is prepared by Becker Drapkin and is for discussion purposes only. Figures are in millions except per share data.

Note: Projected financials are based on Bloomberg consensus and Becker Drapkin estimates.

Exhibit 2.2: Industry Peer Group – Stock Price Performance
1-Year Return Stock Price Return

2-Year Return Stock Price Return

5-Year Stock Price Return

Source:  Financial information contained herein is based on Bloomberg, and share prices are based on the closing share prices as of June 5, 2012. All analysis is prepared by Becker Drapkin and is for discussion purposes only.

Note: Excludes dividends

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Tuesday Morning Corporation, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 6, 2012

[Signature Page Follows]

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BD PARTNERS V, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

Exhibit 3

Power of Attorney

July 19, 2010

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

This letter confirms that each and any of Richard J. Birns, Andrew S. McLelland, and Michael S. Grisolia is authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf and on behalf of each entity for which I may sign such filings.  This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Very truly yours,

/s/ Steven R. Becker
Steven R. Becker

Exhibit 4

Power of Attorney

March 16, 2010

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

This letter confirms that each and any of Richard J. Birns, Andrew S. McLelland, and Michael S. Grisolia is authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf and on behalf of each entity for which I may sign such filings.  This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Very truly yours,

/s/ Matthew A. Drapkin
Matthew A. Drapkin